Filed by Supernova Partners Acquisition Company, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Supernova Partners Acquisition Company, Inc. (SEC File No.: 001-39641)

Date: August 17, 2021

Investor Presentation August 2021 Update

Disclaimer About this Presentation This investor presentation (this “Presentation”) relates to a proposed business combination (the “Business Combination”) between Supernova Partners Acquisition Company, Inc. (“Supernova”) and OfferPad, Inc. (the “Company”). The information contained herein does not purport to be all-inclusive and none of Supernova, the Company or their respective affiliates or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova, the Company, or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Forward-Looking Statements Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or Supernova’s or the Company’s future financial or operating performance. For example, statements regarding the Company’s outlook for the third quarter and full year 2021, and projections of, the Company’s future financial results and other metrics and ownership of the combined company following the Business Combination, anticipated growth in demand for the Company’s services, anticipated growth in the industry in which the Company operates and the anticipated timing of the proposed Business Combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma,” “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Supernova and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against Supernova, the Company, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Supernova or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the ability to respond to general economic conditions; the health of the U.S. residential real estate industry; the ability to grow market share in existing markets or any new markets; the impact of the COVID-19 pandemic; the ability to manage growth effectively; the ability to accurately value and manage inventory, and to maintain an adequate and desirable supply of inventory; the ability to successfully launch new product and service offerings, and to manage, develop and refine the technology platform; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by Supernova from time to time with the Securities and Exchange Commission (SEC). Supernova and the Company caution that the foregoing list of factors is not exclusive. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Supernova nor the Company undertakes any duty to update these forward-looking statements. Financial Information; Non-GAAP Financial Measures This Presentation also includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Contribution Margin, Adjusted EBITDA and certain ratios and other metrics derived therefrom. Contribution Margin means net sale proceeds less holding and selling costs, plus other services. Adjusted EBITDA includes adjustments for amortization of share based compensation, impairments and other non-cash expense. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. Supernova and the Company believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. Supernova and the Company believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Supernova and the Company are unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.

Disclaimer (cont’d) Use of Projections This Presentation contains financial forecasts for the Company with respect to certain financial results for the Company. Neither Supernova’s nor Company's independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this Presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data In this Presentation, Supernova and the Company rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither Supernova nor the Company has independently verified the accuracy or completeness of any such third-party information. Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but Supernova and the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Additional Information Supernova has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus, that is both the proxy statement that was distributed to holders of Supernova’s common stock in connection with its solicitation of proxies for the vote by Supernova’s stockholders with respect to the proposed Business Combination and other matters as described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. Supernova has mailed the definitive proxy statement/prospectus and other relevant documents to its stockholders. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Supernova’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, Supernova and the Business Combination. Stockholders are also able to obtain copies of the definitive proxy statement and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050. Participants in the Solicitation Supernova and its directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in connection with the proposed Business Combination is contained in Supernova’s registration statement on Form S-4, which is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Supernova in connection with the proposed Business Combination. A list of the names of those directors and executive officers and information regarding their interests in the proposed Business Combination is contained in Supernova’s registration statement on Form S-4, which is available free of charge at the SEC’s website at www.sec.gov.

Our mission is to provide the best way to buy and sell a home. Period.

Online penetration in real estate is nascent compared to other industries but following a similar trajectory

$600B[3]
Restaurant opportunity today
~5% Digital penetration[6]
Uber Eats
POSTMATES
DOORDASH
GRUBHUB

~$350B[1]
Prescription meds opportunity today
~6% Digital penetration[5]
CVS specialty
CAPSULE
RITE AID
hims | hers
ro

~$650B[4]
Grocery delivery opportunity today
~10% Digital penetration[7]
Ralphs
instacart
amazonfresh

$210B[2]
Car buying opportunity today
~1% Digital penetration[6]
CARVANA
vroom
SHIFT
TrueCar

$1.3T[2]
Insurance buying opportunity today
<1% Digital penetration[8]
Lemonade
hippo
ETHOS

$1.9T
Real Estate opportunity today
99% analog
~1% Digital penetration
Offerpad

Offerpad

[1] Fitch; [2] Statista; [3] Euromonitor; [4] IBISWorld; [5] Fortune Business Insights; [6] Boston Consulting Group; [7] Super Market News; [8] Grand View Research;

4

Offerpad – A Perfect Match For Supernova

Supernova's Acquisition Criteria	Offerpad Meets All Of Supernova's Acquisition Criteria
1 Large addressable market	**Large and growing TAM ripe for disruption** $850 billion Offerpad "Buy Box" immediate opportunity
2 Robust business model	**Offerpad is a leading iBuyer platform with a highly efficient business model** Proprietary tech platform + hybrid local market experts
3 Competitive differentiation	**Significant capital efficiency at similar revenue levels compared to Zillow and Opendoor** Achieved more with less capital
4 Attractive growth profile	**Attractive financial profile, growth, and unit economics** $1.7 - $1.85 billion 2021E revenue, *67% YoY growth at the midpoint*
5 Proven management team	**World-class management with deep industry expertise** Led by Brian Bair, Founder & CEO, supported by exceptional senior management team
6 Fundamental value with significant upside	**Compelling valuation & ability to enhance value through partnership with Supernova** Deliver synergies through leveraging broad network and proven operational expertise

Offerpad

5

Partnering with Offerpad to create meaningful shareholder value Full commitment of Supernova team, working hand in hand with board of directors and management, to create the leading next-generation real estate technology platform Externally Internally Assist in attracting the best talent through our broad and deep network Support Offerpad’s high class profile with our operating expertise Assemble a top tier public company Board consistent with Offerpad’s caliber Leverage our network to drive diversity across the organization and position the company for tremendous success Become the most well known, well respected real estate technology brand Effectively positioning the company’s story for a successful public debut Supplementing value creation through our experience with inorganic growth Leverage our networks for expert assistance

We are transforming the largest asset class: real estate Market numbers as of 2019 (1) Houses in the US in the price range of $0 - $750k (2) Houses in the US in the price range of $0 - $500k (3) Estimate per National Association of Realtors Data; (4) Offerpad Estimates per MLS (Multiple listing service) & Tax Records Highly fragmented market 1.4M Agents per NAR membership3 107K U.S. real estate brokerages3 <10% Market share of top brokerages in majority of markets4 Market opportunity $1.9T Annual residential real estate sales $950B “Buy Box” opportunity over time1 $850B “Buy Box” today2

Our differentiated approach Sell to Offerpad Cash offer within 24hrs, no showings, choose your closing date Free list-ready home services Personalized listing service including free maintenance, renovation advances, and concierge coordinator Buy with Offerpad Customizable buying process, access to local experts and guided support, and flexible closing solutions. Selling services Buying services Energy efficiency Smart home Insurance Home warranty Remodel services Additional ancillary services Solutions Center Mortgage Title Future Today Moving services Competitive cash offer in 24 hours No showings or open houses Pick your closing day Free local move* Self-tour Offerpad homes Bundle and Save Closing cost incentives Early access to Offerpad homes

A simple, tech-enabled solution for our customers Request a cash Offer 3-minute request form and offer will be delivered within 24 hours Search Offerpad & Non-Offerpad Homes Online Research all homes on the market as well as Offerpad coming soon homes Access Vacant Offerpad Homes via Mobile App Visit Offerpad homes on your own time in a safe, socially distant manner Complete Inspection, Virtual Closings Utilize virtual tools to complete closing process if desired

Our customers are our best reference 9 out of 10 Recommend to a Friend 1 81 Net Promoter Score (NPS) 1 95% Customer Satisfaction Rating 1 (1) YTD 2021 Survey of approx. 1,400 respondents of customers who sold their home to Offerpad

Operational expertise that maximizes value 16K+ renovations completed since inception, $15K average renovation during 2020 Helix GO Field Automation Q1 ‘18 Q1 ‘19 Q1 ‘20 Best-in-Class Renovations Labor and material tracking Work-order dispatch & management Live inspections / progress reporting Workforce optimization Internal / external workforce mix Local project managers Offerpad employees who oversee each renovation from start to finish Project standardization Market-by-market, to ensure quality, cost and time efficiency Q1 ‘21

Renovation before and after Tempe, AZ: $62k Renovation, $81k Contribution Margin/Home BEFORE AFTER BEFORE AFTER BEFORE AFTER BEFORE AFTER

Offerpad by the numbers ~1,000 Cities and towns 17 Markets1 ~16,000 Renovations to date ~$8.7B Transactions to date2 $1.7-$1.85B Revenue in 2021E Positive contribution margins per home since 2016 95% customer satisfaction3 81 Net promote score (NPS)3 9 out of 10 recommend to a friend 3 (1) 1 of the 17 Markets launched in July 2021 (2) Homes acquired and homes sold as of Q2’21; (3) YTD 2021 Survey of approx. 1,400 respondents of customers who sold their home to Offerpad

We have achieved rapid growth and scale Significant scale with <$200M equity capital raised to date Total markets at year end Homes acquired Homes sold Total revenue ($B) +92% CAGR2 (1) Negatively impacted growth due to COVID-19 pandemic; (2) Based on guidance midpoint 1 1 1 $1.7 to $1.85 21 Reflects 2021 guidance announced August 2021 5,612 to 6,000

Highly attractive unit economics TTM as of Q2’21 contribution margin per home after interest $35K $(2K) $(9K) $25K $23K $1K Total contribution margin after interest Net sale proceeds Holding costs Selling costs Contribution margin after interest Contribution margin Express Other services $24K

Q2’21 Financial and Operational Highlights Revenue Key Q2’21 Milestones Announced planned expansion into 4 additional markets, bringing anticipated end of year market count target up to 21 Launched Offerpad bundled reward program, allowing customers to save by utilizing multiple Express, Flex, and Mortgage services Note: YoY represents an annual comparison against the comparable period in the prior year (eg Q2’21 vs. Q2’20). $379M +32% YoY Homes acquired 2,025 +340% YoY 1,259 +22% avg. revenue per home sold YoY Net Income $9.2M +16.6M YoY Adj. EBITDA $13.1M +16.8M YoY Contribution Profit after Interest per Hold Sold $31.5K +30.1K YoY Homes sold

2021 guidance Homes sold 5,612 – 6,000 Revenue $1.7 – 1.85B Gross profit $170 – 180M Adjusted EBITDA ($15) – (6M) “We’re thrilled with the record number of acquisitions and the extraordinary contribution margin we achieved in the second quarter. At Offerpad, we celebrate the wins, such as our performance this quarter, while also staying focused on keeping our business model adaptable. For the balance of the year, we expect continued growth and high customer satisfaction levels as we further our mission to provide the best way to buy and sell a home” – Brian Bair, CEO

Improving KPIs Post-COVID-19 Revenue ($M) Homes Acquired & Homes Sold Acquired Sold Net Income (Loss) & Adj. EBITDA ($M) Contribution Profit after Interest Per Home Sold ($K) Net Income (Loss) Adj EBITDA

>5x market share improvement in our fastest growing market over the last year1 >3.5x average market share improvement in our top 10 markets over the last year1 Market share in top 10 markets (as % of total home transactions in each market) Our traction has been accelerating in top markets Source: Based on internal transaction data and market level information from third party aggregator sources (1) Calculation excludes markets with market share <0.1% in Q2 2020

Market level contribution continues to expand Contribution Margin After Interest1 (1) Represents markets with a minimum of 50 homes sold in 2020; contribution margins (“CMs”) are not additive; bars reflect, respectively, CM per market LTM 6/30/21 and FY 2020 10% 9% 9% 9% 9% 9% 8% 8% 8% 6% 6% 9% LTM as of 6/30/2021 Full Year 2020

Significant untapped growth potential (1) 17 as of July’21 (2) Projected 2021 figures; (3) On average, reflects annual, run-rate revenue opportunity in 48 markets at 4% market share; based on 2019 median sales prices and number of transactions in markets; (4) On average, reflects annual, run-rate revenue based on all 48 markets with 2019 transaction data; (5) Reflects annual, run-rate revenue based on all 48 markets with 2019 transaction data 2021E Future opportunity Markets Market-share Annual revenue / run rate revenue 211 ~1% $1.7-$1.85B2 48 4% $23B5 Each market adds ~$0.5B3 in revenue Each % share adds ~$6B4 in revenue 13x Potential new markets 2021-2023 Existing market Announced

Contribution margin uplift opportunity $23 billion2 Broader run-rate revenue We are in early innings in our growth story Looking ahead $8 billion+1 Run-rate revenue 3-4% Market share (~0.8% YTD 2021) 48 Markets by 2023 (17 today) ~50% Gross margin 1:2+ Express / Flex long-term mix Strong Attach rates B Increase penetration Grow new markets Flex offering Ancillary services A C D (1) Assumes 4% market share in 14 markets as of 2020 year end; (2) Assumes 4% market share in 48 markets

Founder-led & experienced team across real estate and tech Vaughn Bair Chief Real Estate Officer Casey Bair Chief Acquisition Officer Gint Grabauskas Chief Technology Officer Heather Baily Chief Human Resources Officer Jaidip Singh Chief Data & Analytics Officer David Connelly Chief Growth Officer Brian Bair Founder & Chief Executive Officer Steve Johnson Chief Operating Officer Darrin Shamo Chief Marketing Officer Ben Aronovitch Chief Legal Officer Dan Mayes Chief of Tactical Real Estate Operations Mike Burnett Chief Financial Officer

Transaction overview

Overview of Supernova Partners Acquisition Company Supernova Partners Acquisition Company, Inc. ("Supernova"), a publicly traded company (NYSE: SPNV) raised $402.5 million at IPO in October 2020 Diverse management team and board with deep sector expertise and decades of operational, investment and acquisition experience Deep industry expertise and strong sponsorship Affiliates of Supernova are committed to this transaction by personally investing $50M of capital Michael Clifton CFO Robert Reid CEO Alexander Klabin Co-Chair Spencer Rascoff Co-Chair Fundamental value with significant upside Large addressable market Attractive growth profile Proven management team Competitive differentiation Robust business model Ability to scale Transparent and strong corporate culture Delivering on Supernova’s acquisition criteria

Transaction summary

($ Millions)

Transaction highlights

- Pro Forma Enterprise Value of $2.4B based on 1.0x 2022E Revenue of $2.4B
- Existing Offerpad equity holders will roll 100% of their equity and will own 67% of the pro forma company
- Founder Brian Bair will receive high vote stock for approximately 34% of the voting power of the pro forma company[1]
- Affiliates of Supernova are committed to this transaction by personally committing $50M of capital

Sources of funds

Sources		
Cash Held in Trust[1]		403
Issuance of Shares		2,250
Supernova FPA		50
Proceeds from PIPE		200
Cash on Balance Sheet		106
Total	**$**	**3,008**

Uses of funds

Uses		
Offerpad Equityholder Stock Consideration		2,250
Secondary Proceeds		-
Est. Transaction Fees & Expenses[2]		60
Cash to Balance Sheet		635
Debt paydown		63
Total	**$**	**3,008**

Pro forma valuation

Pro Forma Valuation Calculation		
Offerpad Illustrative Share Price		$10.00
Pro Forma Shares Outstanding (M)[3]		300
Equity Value	**$**	**3,003**
(Less) Cash		635
Enterprise Value	**$**	**2,368**

TEV / 2022E Revenue	$	2,417	1.0x
TEV / 2023E Revenue	$	3,943	0.6x

Pro forma ownership % @ $10.00 / share[4]

1.5% FPA

3.0% Supernova Sponsor

5.9% PIPE investors

11.9% Public equity holders

11.0% Equity Incentive Plan + ESPP[5]


66.7%
Offerpad equity holders

Offerpad

(1) Assumes no shareholder redemption; (2) Transaction expenses are estimates; (3) Total shares includes 225 million shares, 40 million SPNV public shares, 20 million shares from PIPE, 10 million SPNV founder shares and 5 million Supernova FPA shares. Assumes no shareholder redemption and does not include impact of dilution from warrants; (4) Shares subject to vesting are included in the ownership percentages presented; (5) No grants have been made under the incentive plan or ESPP

Note: 20% of Sponsor promote subject to vesting; Vests in full if, at any time during the 5 year period post-closing, the VWAP of pubco shares is greater than or equal to $12/share for any 20 trading days within a 30 consecutive trading day window; Also vests in full upon a change of control of the pubco; If and when the shares vest, they are entitled to receive back dividends

26

Valuation highlights Large and growing iBuying opportunity with penetration rates estimated to grow 30%+ CAGR1 over the next decade $850 billion Offerpad “Buy Box” immediate opportunity Penetration rates expected to continue to increase from current ~1% Offerpad is a leading iBuyer platform with a highly efficient business model Proprietary tech platform + hybrid local market experts allows for efficient operations of logistically complex model Proven expansion strategy in target markets Attractive financial profile, growth, and unit economics $1.7 - $1.85 billion 2021E revenue, 67% YoY growth at the midpoint Posted quarterly net profit Q2 2021 Disciplined, high-ROI operating approach that is best-in-class among peers Achieved significant scale with <$200M equity capital raised to-date $635M pro forma cash balance2 + $700M in warehouse facilities capacity to fuel future investment World-class management with deep industry expertise Led by Brian Bair, Founder & CEO, supported by exceptional senior management team Deep real estate expertise with experience operating through multiple cycles (1) Based on broker research, which assumes current penetration rate of ~1% and future penetration rate in the range of 8 – 12%; (2) Assumes zero redemptions

We are closely tracking to Carvana’s proven execution Source: Company filings and Management estimates; FactSet as of 08/12/2021 Gross profit margin Carvana stock performance (since IPO) Revenue ($B) 2017 2020 2018 2021E 2019 2022E 2020 2023E Revenue growth 2017 2020 2018 2021E 2019 2022E 2020 2023E 2017 2020 2018 2021E 2019 2022E 2020 2023E 118% 2018 514% 2019 1,497% 2020 $358.15 3,127% $11.10 $1.4 32% 8.4% : 2021E guidance midpoint : Actual 2020, management projections as of 03/18/21 Current

Capital-efficient model with high returns on investment 95 days Time to cash 15.3% Annualized ROI for every $2 vs. ~5% cost of debt3 8.2% Gross margin vs. 7.5% industry average1 $9K Contribution after interest per home vs. $5K industry average1 Source: Company model, company filings (1) Based on the average of Zillow Homes and Opendoor as of YE2020; (2) Calculated based of contribution profit after interest / (Total operating costs + Interest expense) annualized by time to cash; (3) Denotes Q2 2021 blended cost of debt for warehouse facilities and assumes a 1-month LIBOR of 0.1%; (4) Based on latest 2021 guidance Illustrative ROI based on 2020 metrics 91% Annualized ROI in Q2 2021 92% Revenue CAGR4 2016-2021E

Attractive valuation entry point compared to peers EV / 2021E revenue multiple Source: Company guidance, FactSet as of 08/12/21 and Wall Street research; % discounts based on EV / 2021E revenue comparison (1) Includes Opendoor, Redfin and Zillow; (2) Includes Carvana and Vroom; (3) Based on $3.0B valuation and revised guidance midpoint Digital real estate platforms median1 Vehicle iBuyers median2 2.6x Median 2.6x Median2 Gross profit margin 10% 11% 34% 23% 7% 16% 19% discount to Opendoor Opendoor: 1.6x 66% discount to Digital real estate platforms 62% discount to Vehicle iBuyers 3

+41% IRR(3) +182% IRR(3) Source: FactSet (as of 8/12/2021) and Wall Street Research. (1) Calculated based on Offerpad’s 2023E Revenue of $3.9B and Offerpad’s CY2022E revenue multiple of 1.0x; (2) Calculated based on Offerpad’s 2023E Revenue of $3.9B and median consensus CY202 revenue multiple of 2.6x among Digital Real Estate Platform peer group; (3) IRR assumes entry investment on 8/1/2021 Implied future value at Digital Real Estate Platform’s 2022E multiple of 2.6x Implied future value at Offerpad’s current 2022E Multiple of 1.0x Offerpad is poised to deliver attractive returns to investors Valuation Today At Current Multiple Multiple Expansion (1) (2) 31 Illustrative calculations based on current management projections

Appendix

Offerpad driving significant change in “sell-side” real estate transactions As long as 6 months or more to buy or sell a home Lacks transparency, multiple counterparties, time-consuming, stressful, uncertain Traditional 24 hrs for sellers to receive certainty and move on their own schedule vs. Broker search Prepare listing & marketing Showing / Open house Closing 24 hrs to receive cash offer Instant & zero list ready repairs Zero showings or open houses under contract in 24 hrs Close in as little as 3 days 30+ days 30+ days & $1,000s of list ready repairs 10+ showings 30+ days on market 30-45 days in escrow

Offerpad is the new way to buy a home See a home at your own schedule – not only when it works for the seller Get access to a home with your phone – no agent needed Use an agent or not at your own discretion Buy a home that has been refurbished by a skilled experienced team Offers can be submitted online

Local expertise supercharges our proprietary technology


Hi. We want to buy your home.

Proprietary

Public Record

Private

Robust data sources

Advantaged combination of machine evaluation & human review



+



OFFERCOMP


Offerpad
Hi Lisa!
Here's your purchase offer:
$331,354

Offer request

Data collection

500+ data points per home from **14** sources

Automated verification, valuation & renovation modeling

120K+ Property valuations per year

Real estate expert review & communications CRM

10 min Median time spent per asset review[1]

300+ Offers sent per underwriter per month

Offer delivered

99% underwritten to actual sales price accuracy[2]

Knowledge Distillation and Feedback Loop

Offerpad

(1) As of January 2021; (2) Based on homes acquired in 2019

35

Attractive conversion metrics with significant continued upside 20+% Organic 10-15k Requests per month 99% Acquisitions sourced via Offerpad Platform Attractive top of funnel acquisition Limited competition Strong conversion with significant upside 17(1) Markets $3K Blended CAC of seller 77% of sellers contacted 1 agent before selling2 3.6% Gross request to close conversion3 Flex has potential to increase conversion opportunity by 2-3x 99% underwriting accuracy (1) 1 of the 17 markets was launched in July’21; (2) Estimate per National Association of Realtors Data; (3) Figures as of December 2020

While further improving cash conversion rates Time to sell distribution (months) Average time to cash ~89% of homes sold in <6 months 1 <6 months > 6 months 0.0; 0,5 0.5; 1.0 1.0; 1.5 1.5; 2.0 2.0; 2.5 2.5; 3.0 3.0; 3.5 3.5; 4.0 4.0; 4.5 4.5; 5.0 5.0; 5.5 5.5; 6.0 6.0; 6.5 6.5; 7.0 7.0; 7.5 7.5; 8.0 8.0; 8.5 8.5; 9.0 9.0; 9.5 9.5; 10.0 >10.0 (1) Based on homes sold since inception 138 days 133 days 104 days 95 days 43 days 95 days

Our current and planned footprint

Market Strategy

Geographic Diversification
High Population Growth Cities
Affordable Median Sales Price
Increasing Employment Characteristics
Single Family Rental Buyer Presence



3%
7%
10%
13%
17%
18%
19%
2
5
8
10
12
14
17
2015
2016
2017
2018
2019
2020
Current

% of Total US Transactions Covered by Active Markets

$23B in run-rate revenue from future markets[1]



Existing market
Potential new markets 2021-2023
Announced

Expected new market expansion
2021: ~7
2022: ~10
2023: ~20

(1) Reflects annual, run-rate revenue based on 4% market share of 2019 transaction data for 48 markets

Offerpad

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Ancillary services opportunities Ancillary services Title Mortgage Energy efficiency Smart home Insurance Home warranty Offerpad Flex Remodel services Today Core transaction services focused on maximizing organic conversion rate Mid-Term Additional transaction services and entry into home personalization Long-Term Full home ownership partnership: personal, efficient, hassle-free Product Expansion Strategy

Summary of our warehouse financing agreements Senior secured facility 1 (Libor + 4.0%) $225 $160 Senior secured facility 2 (Libor + 2.5%) 4001 229 Mezzanine (13.0%)2 75 63 Total $700 $452 Loan to cost: Property debt / inventory 7.5% 7.5% 7.5% L+5.25% L+4.0% Greater advance rates and improving terms have been accretive to free cash flow Capacity Drawn L+3.50% L+3.50% L+2.50% Capacity of $250M as of Q2’21. Upsized to $400M in July’21 Reflects mezzanine portion from both facility 1 and facility 2 2020 Quarter End Average Debt capitalization (as of Q2 ’21) Loan to cost Senior secured facility 1 rate Senior secured facility 2 rate 3

Non-GAAP Reconciliations Note: Current period represents adjustments for costs incurred on homes sold in the period presented and prior periods represents adjustments for costs incurred in prior periods on homes sold in the period presented. Three Months Ended (in thousands, except percentages and homes sold, unaudited) $44,377 $44,286 $44,196 $44,104 $44,012 $43,921 Gross profit $50,863.878949999991 $33,537.144410000103 $25,253.808590000004 $19,766.130700000016 $17,860.613840000035 $24,897.626010000102 Gross margin 0.13433056831755902 0.11810025201279893 0.11312934348310506 0.10606106752168597 6.2% 6.8% Homes sold 1,259 1,018 849 749 1,166 1,517 Gross profit per home sold 40.400221564733911 32.9441497151278 29.745357585394586 26.390027636849155 15.3178506346484 16.412410026367898 Adjustments: Inventory impairment - current period 176.53013000000001 103.72275000000002 144.29861000000002 28.319550000000003 310.68284999999975 1,553.2043500000002 Inventory impairment - prior period -95.16467999999999 -,137.96312 -45.657019999999996 -,397.59450999999996 -1,696.4374599999999 -,578.70743999999991 Interest expense capitalized 766.61356484232601 606.04407000000003 396.47565871158787 425.63433733692318 920.48935787237042 1,219.108732874992 Adjusted gross profit 51,713 34,108.948110000107 25,748 19,822.490077336941 17,396 27,091.231652875096 Adjusted gross margin 0.13657308138521218 0.12011384506789861 0.11534316994690537 0.10636348056427561 6.6% 7.4% Adjustments: Direct selling costs -8,786.8867900000005 -8,035.715220000001 -5,980.925040000001 -5,599.3032999999996 -8,852.7067200000001 ,-10,445.289220000001 Holding costs on sales - current period -,533.14963000000091 -,460.66123999999979 -,433.8141899999996 -,488.59599000000014 -,865.1009999999928 -1,261.3699100000013 Holding costs on sales - prior period -,188.9843000000023 -,192.74509999999972 -,158.44388000000012 -,424.13081000000005 -1,146.8504400000008 -1,033.2493100000008 Other income 7.4539099999999863 241.03099000000006 46.756300000000003 289.01759999999996 268.50290000000001 229.92742000000001 Contribution profit 42,212.319059999994 25,660.857540000103 19,221 13,599.47757733694 6,799.9356399999997 14,581.250632875095 Contribution margin 0.11148195785276281 9.4% 8.6% 7.3% 2.4% 3.9660193288167181 Homes sold 1,259 1,018 849 749 1,166 1,517 Contribution profit per home sold 33.528450405083397 25.207129214145485 22.63957597173145 18.156845897646114 5.8318487478559176 9.6118989010382965 Adjustments: Interest expense capitalized -,766.61356484232601 -,606.4407000000003 -,396.47565871158787 -,425.63433733692318 -,920.48935787237042 -1,219.108732874992 Interest expense on homes sold - current period -1,345.481900000002 -1,117.4225200000005 -,916.44789999999966 -,742.14699999999914 -1,506.3016700000019 -2,564.5439699999997 Interest expense on homes sold - prior period -,385.74023 -,446.12651999999974 -,335.99943000000007 -,898.56995000000052 -2,697.805800000007 -3,008.138530000002 Contribution profit after interest 39,714.48336515767 23,491.264430000105 17,574 11,533.126290000017 1,677 7,789.4594000000998 Contribution margin after interest 0.10488521974747808 8.3% 7.9% 6.2% .6% 2.1% Homes sold 1,259 1,018 849 749 1,166 1,517 Contribution profit after interest per home sold 31.544466533087903 23.075898261296764 20.699646643109542 15.398032429906564 1.4382504288164666 5.1347787738959125 Three Months Ended (in thousands, except percentages, unaudited) $44,377 $44,286 $44,196 $44,104 $44,012 $43,921 Net income (loss) $9,190 $-,233.10985999994332 $-1,320.7668899999926 $-2,942.4700299999831 $-7,390 $,-11,465.274899999946 Interest expense 2,256.5776700000001 1,917.96919 1,626.2697000000001 1,312.30296 2,418.661100000002 4,674.563499999989 Amortization of capitalized interest 766.61356484232601 606.04407000000003 396.47565871158787 425.63433733692324 920.48935787237042 1,219.108732874992 Income tax expense 89 5.4710000000000002E-2 162.92692000000002 0 0 0 Depreciation and amortization 146.36523 130.29441 125.36367999999999 104.29906 102.15733999999999 102.02784 Amortization of stock-based compensation 648.62531999999999 613.22142999999994 488.12808000000001 337.12695999999994 288.46879000000001 249.37090999999998 Adjusted EBITDA 13,098 3,034.4739500000564 1,478.3971487115953 -,763.10671266305997 -3,662 -5,220.7110671249557 Adjusted EBITDA margin 3.4591576973% 1.6858274467% ..6622767344% -0.4094676586% -1.275927146% -1.4200044649%

Non-GAAP Reconciliations, cont. Three Months Ended (in thousands, except percentages and homes sold, unaudited) $44,377 $44,286 $44,196 $44,104 $44,012 $43,921 Gross profit $50,863.878949999991 $33,537.144410000103 $25,253.808590000004 $19,766.130700000016 $17,860.613840000035 $24,897.626010000102 Gross margin 0.13433056831755902 0.11810025201279893 0.11312934348310506 0.10606106752168597 6.2% 6.8% Homes sold 1,259 1,018 849 749 1,166 1,517 Gross profit per home sold 40.400221564733911 32.9441497151278 29.745357585394586 26.390027636849155 15.3178506346484 16.412410026367898 Adjustments: Inventory impairment - current period 176.53013000000001 103.72275000000002 144.29861000000002 28.319550000000003 310.68284999999975 1,553.2043500000002 Inventory impairment - prior period -95.16467999999999 -,137.96312 -45.657019999999996 -,397.59450999999996 -1,696.4374599999999 -,578.70743999999991 Interest expense capitalized 766.61356484232601 606.04407000000003 396.47565871158787 425.63433733692318 920.48935787237042 1,219.108732874992 Adjusted gross profit 51,713 34,108.948110000107 25,748 19,822.490077336941 17,396 27,091.231652875096 Adjusted gross margin 0.13657308138521218 0.12011384506789861 0.11534316994690537 0.10636348056427561 6.6% 7.4% Adjustments: Direct selling costs -8,786.8867900000005 -8,035.715220000001 -5,980.925040000001 -5,599.3032999999996 -8,852.7067200000001 ,-10,445.289220000001 Holding costs on sales - current period -,533.14963000000091 -,460.66123999999979 -,433.8141899999996 -,488.59599000000014 -,865.1009999999928 -1,261.3699100000013 Holding costs on sales - prior period -,188.9843000000023 -,192.74509999999972 -,158.44388000000012 -,424.13081000000005 -1,146.8504400000008 -1,033.2493100000008 Other income 7.4539099999999863 241.03099000000006 46.756300000000003 289.01759999999996 268.50290000000001 229.92742000000001 Contribution profit 42,212.319059999994 25,660.857540000103 19,221 13,599.47757733694 6,799.9356399999997 14,581.250632875095 Contribution margin 0.11148195785276281 9.4% 8.6% 7.3% 2.4% 3.9660193288167181 Homes sold 1,259 1,018 849 749 1,166 1,517 Contribution profit per home sold 33.528450405083397 25.207129214145485 22.63957597173145 18.156845897646114 5.8318487478559176 9.6118989010382965 Adjustments: Interest expense capitalized -,766.61356484232601 -,606.4407000000003 -,396.47565871158787 -,425.63433733692318 -,920.48935787237042 -1,219.108732874992 Interest expense on homes sold - current period -1,345.481900000002 -1,117.4225200000005 -,916.44789999999966 -,742.14699999999914 -1,506.3016700000019 -2,564.5439699999997 Interest expense on homes sold - prior period -,385.74023 -,446.12651999999974 -,335.99943000000007 -,898.56995000000052 -2,697.805800000007 -3,008.138530000002 Contribution profit after interest 39,714.48336515767 23,491.264430000105 17,574 11,533.126290000017 1,677 7,789.4594000000998 Contribution margin after interest 0.10488521974747808 8.3% 7.9% 6.2% .6% 2.1% Homes sold 1,259 1,018 849 749 1,166 1,517 Contribution profit after interest per home sold 31.544466533087903 23.075898261296764 20.699646643109542 15.398032429906564 1.4382504288164666 5.1347787738959125 Three Months Ended (in thousands, except percentages, unaudited) $44,377 $44,286 $44,196 $44,104 $44,012 $43,921 Net income (loss) $9,190 $-,233.10985999994332 $-1,320.7668899999926 $-2,942.4700299999831 $-7,390 $,-11,465.274899999946 Interest expense 2,256.5776700000001 1,917.96919 1,626.2697000000001 1,312.30296 2,418.661100000002 4,674.563499999989 Amortization of capitalized interest 766.61356484232601 606.04407000000003 396.47565871158787 425.63433733692324 920.48935787237042 1,219.108732874992 Income tax expense 89 5.4710000000000002E-2 162.92692000000002 0 0 0 Depreciation and amortization 146.36523 130.29441 125.36367999999999 104.29906 102.15733999999999 102.02784 Amortization of stock-based compensation 648.62531999999999 613.22142999999994 488.12808000000001 337.12695999999994 288.46879000000001 249.37090999999998 Adjusted EBITDA 13,098 3,034.4739500000564 1,478.3971487115953 -,763.10671266305997 -3,662 -5,220.7110671249557 Adjusted EBITDA margin 3.4591576973% 1.6858274467% ..6622767344% -0.4094676586% -1.275927146% -1.4200044649%

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